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Jonathan Partlow

Chief Executive Officer at Aggressively Organic, A Public
Benefits Corporation.

Indianapolis, Indiana Area

 **Aggressively Organic, A
Public Benefits Corporation.**
Indiana University
Bloomington

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"A designer is an emerging synthesis of artist, inventor, mechanic, objective economist and
evolutionary strategist." - R. Buckminster Fuller Strategically Designs: Business Models | Branding |
Marketing Systems | Product Offerings | Service Offerings | User Experiences - That are Beautiful, C...

 AggressivelyOrganic.com

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Articles & activity

2,323 followers

 The "Self Made" Myth...

 **Jonathan Partlow**
Published on LinkedIn

I have met a lot of Millionaires, Social
Entrepreneurs, Game Changers and even a few
Billionaires on my life. I have never met a
successful person that is "self made" - but I have
certainly met a lot of "self made" unsuccessful
people.   ...see more

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 **I have been so fortunate to have
several of these Great Bosses and...**
Jonathan shared this
2 Likes • 1 Comment

 **Israeli Study Shows CBD Effective for
Autism**
Jonathan shared this

 **The Arcview Group's conference last
week in Santa Monica was great....**
Jonathan shared this

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Experience

Aggressively Organic, A Public Benefits Corporation.
2 yrs 2 mos

○   **Chief Executive Officer**
Jan 2017 – Present · 2 yrs 2 mos
Fishers, Indiana & Austin, Texas

○   **Chief Executive Officer**
Jan 2017 – Present · 2 yrs 2 mos

 

Aquaponics, Gardening and Agricultural systems accessible to all - and we farm.

President
Strategic Design Association
Mar 2012 – Present · 7 yrs
USA

The Strategic Design Association is a Members Only Private Professional group of game changers, designers, C-level executives and entrepreneurs.

We collaboratively design and implement strategically designed, innovative busine... See more

CXO | UX Architect / Information Architect | Director of Strategic Design | Director of UX Design
HumanityProject.com
Feb 2015 – Present · 4 yrs 1 mo
Fishers, Indiana

We are benefits corporation and exist to provide and create a Substantive and Material Impact For Good of Humanity and our World.

What started as a Personal philanthropic project designed to foster social entrepre... See more

Instructor / Lecturer - HCID | Design Entrepreneurship | Social Informatics | Organizational Info.
Indiana University
Aug 2008 – Jan 2017 · 8 yrs 6 mos
Bloomington, IN

When I am capable, competent, qualified and have the opportunity I love sharing knowledge and seeing students (of all ages) discover new things.

I have served as the Primary or Assistant Instructor, Mentor, Guest lecturer in the f... See more

Speaker: Business Model Design, Systems Thinking, Design Thinking, Strategic & Holistic Design
Nine Humans
May 2012 – Aug 2014 · 2 yrs 4 mos
Bloomington, Indiana Area

Founder and Chief Strategy Officer - Lead Instructor, Workshop Design and Facilitator.

Courses and Events: Designing for Social Good | Strategic, Social, Public, Business and Organizational Design | Team Training | Leadership Training | Design and Producti... See more

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Education

Indiana University Bloomington
Master of Science (MS) - Informatics - HCID, Human Computer Interaction Design
2012 – 2014

MS - HCI/d (Human Computer Interaction Design) - School of Informatics and Computing * Focus areas: Experience Design, Human Centered Innovative Design, Human Centered Interaction Design, Service Design and Strategic Business / Organizational Design.

Indiana University Bloomington
B.G.S. - Designed my own Degree, Human Centered Computing, New Media/Game Design, Digital Storytelling, Informatics
2009 – 2012

Bachelors degree was a Quad with 2 Minors: Informatics and Human Centered Computing through the IU School of Informatics & New Media/Game Design - Digital Storytelling through IU School of Telecommunications.

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get a degree or piece of paper, but instead to get a real understanding of Humans and our ways of being in the world from different lenses. This included, but is not limited to, how the world occurs to us and how we act in the world and designing for these understandings, researching and using data, communicating and engaging with users and stakeholders using various types of media and platforms.

Licenses & Certifications

Strategic Content Marketing Specialist (Masters Certification)
Strategic Design Association
Issued Oct 2016 · No Expiration Date

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Strategic Marketing Systems Designer Certification (Masters)
Strategic Design Association
Issued Oct 2016 · No Expiration Date

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Pilots License
Federal Aviation Administration – FAA
Issued Jun 2009 · No Expiration Date

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Volunteer Experience

Advisory Panel - E3 – Exploring Entrepreneurial Experiences
Girls Inc.
Oct 2015 · 1 mo
Children

The goal of E3 is to expose and engage teenage women with the principles of entrepreneurship with a focus on digital and technical skills. We hope to help them find startup capital and develop extendable skills to help them with their future. We hope that the teams will consider entering the Technovation Challenge towards the end of the program.

Learning Outcomes

Ideation Techniques
How to recognize viable business concepts
Project Planning & Goal Setting
Blogging
Design Principles
Research Methods
Wireframing
Presentation & Pitch Skills
Introductory Web Design & Development
Deliverables

Personal Blog on Process
Business Plan
Competitor Analysis
Idea Validation Research
App Wireframes
User Research Plan & Results
Functional App Prototype
Presentation Deck
Pitch Video
Key Messages

Digital entrepreneurs are ordinary people who are passionate about an idea then start and run their own businesses. All Business is based on relationships, people, and authenticity. Many people, including youth, sell goods or services to make money and/or address a community or social problem. Successful businesses start with a plan. Validate and adpt ideas through user research. Accept that challenges come with growth and adaptation is key to survival.









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Nov 2015 • 1 mo
Education

Honored to be a guest lecturer and work with Design students on the topics of Experience Architecture, Strategic Design, Business Model Design and Social Entrepreneurship.